UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20540

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No 9)*


                             Price Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741444202
               -------------------------------------------------------
                                 (CUSIP Number)

        Jim Nakagawa 17140 Bernardo Center Drive #300 San Diego, CA 92128
--------------------------------------------------------------------------------
(Name, Address and Telephone of Person Authorized to Receive Notice and

Communications) (619) 581-4889


                                November 16, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial, ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 2 of 6
                                  SCHEDULE 13D

CUSIP No. 741444202

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Sol Price
   ###-##-####


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
   See ATTACHED                                                          (b) / /


3  SEC USE ONLY

4  SOURCE OF FUNDS

   00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

   2(d) or 2(E)                                                             / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S. Citizen

                    7    SOLE VOTING POWER
                         See Attached
     NUMBER OF
      SHARES
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            See Attached
       EACH
 REPORTING PERSON   9    SOLE DISPOSITIVE POWER
       WITH              See Attached

                    10   SHARED DISPOSITIVE POWER

                         See Attached

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     0


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          0
     ----------- = 0%
     13,309,006


14   TYPE OF REPORTING PERSON*

     IN

                                 SCHEDULE 13D

Check the Appropriate Box if a Member of a Group:

See discussion in Item 5 regarding (i) an agreement by and among Excel Legacy Corporation and certain shareholders of Price Enterprises, Inc., including certain trusts of which Sol Price is trustee, and (ii) certain limited powers of attorney granted by other shareholders of Price Enterprises, Inc. to Sol Price, in each case in connection with a potential transaction with Excel Legacy Corporation.

Number of Shares Beneficially Owned by Each Reporting Person With

  7) Sole Voting Power


        0 By Sol Price as Trustee of Price Charitable Remainder Trust* 0 By Sol Price as Trustee of Price Family Charitable Trust**
----------
        0 TOTAL


  8) Shared Voting Power


        0 by Sol Price as Co-Trustee of Marion Brodie Trust
        0 by Sol Price as Co-Trustee of Dorothy Goldberg Charitable Trust
----------
        0 TOTAL


  9) Sole Dispositive Power


        0 By Sol Price as Trustee of Price Charitable Remainder Trust* 0 By Sol Price as Trustee of Price Family Charitable Trust**
----------
        0 TOTAL


10) Shared Dispositive Power


        0 by Sol Price as Co-Trustee of Marion Brodie Trust
        0 by Sol Price as Co-Trustee of Dorothy Goldberg Charitable Trust
----------
        0 TOTAL


12) Exclusion of Shares

The reporting person disclaims beneficial ownership of the following shares:


        0 Held by Marion Brodie Trust
        0 Held by Dorothy Goldberg Charitable Trust
----------
        0 TOTAL

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  SCHEDULE 13D

1.   SECURITY AND ISSUER


     Price Enterprises, Inc.
     Common Stock
     Jim Nakagawa
     CFO
     17140 Bernardo Center Drive #300
     San Diego, CA  92128


2.   IDENTITY AND BACKGROUND

     a)   Sol Price
     b)   7979 Ivanhoe Avenue, Suite 520
          La Jolla, CA 92037
     c)   Self-employed investor
     d)   None
     e)   None
     f)   U.S. Citizen

3.   SOURCE AND AMOUNT OF FUNDS

     All shares disclosed on Amendment No. 1 to the Schedule 13D were acquired through a one-for-one exchange offer of shares of common stock of Price/Costco, Inc. for shares of common stock of Price Enterprises, Inc., pursuant to the Offering Circular/Prospectus of Price/Costco, Inc. and Price Enterprises, Inc., dated November 21, 1994, as supplemented (the "Exchange Offer"). See Item 5(c) for a discussion of additional transactions, including the sources and amounts of funds used in making such transactions.

4.   PURPOSE OF TRANSACTION

     The purpose of the acquisition of Price Enterprises common stock through the Exchange Offer was for investment purposes only.

5.   INTEREST IN SECURITIES OF THE ISSUER


     a)   The aggregate number of shares beneficially owned is 0.



            0 shares by Sol Price as Trustee of Price Charitable
            Remainder Trust U/T/D 1/10/83.

            0 shares by Sol Price as Trustee of Price Family
            Charitable Trust U/T/D 3/10/84.

            0 shares by Sol Price as Co-Trustee of Marion Brodie
            Trust

            0 shares by Sol Price as Co-Trustee of Dorothy Goldberg Charitable Trust

      These shares include 0 shares of which the reporting person disclaims beneficial ownership.

      Thes shares do not include the 0 shares of Price Enterprises common stock beneficially owned by Robert Price, the son of Sol Price.

     b) The power to vote and the power to dispose of such shares is as follows:


          Sole power to vote or direct the vote:                             0

          Shared power to vote or direct the vote:                           0

          Sole power to dispose or direct the disposition:                   0

          Shared power to dispose or direct the disposition:                 0


     c) On December 21, 1994, Sol Price, as Trustee of Sol and Helen Price Trust, Price Charitable Remainder Trust and Price Family Charitable Trust, acquired 8,293,160 shares of Price Enterprises common stock through the Exchange Offer. On December 21, 1994, the Sol & Helen Price Foundation, of which Sol Price is a Director, acquired
          500 shares of Price Enterprises common stock through the Exchange
          Offer.

          As contemplated by the Exchange Offer, on February 9, 1995, Price/Costco consummated the sale to Price Enterprises, effective as of February 6, 1995, of the remaining 3,775,972 shares of Price Enterprises common stock owned by Price/Costco following consummation of the Exchange Offer. Such sale reduced the number of outstanding shares of Price Enterprises common stock from 27,000,000 to 23,224,028 and correspondingly increased Sol Price's percentage ownership of Price Enterprises common stock from approximately 30.72% to approximately 35.71%.

          1. On November 21, 1997, Sol Price, as Trustee of the Sol and Helen Price Trust, transferred 500,000 shares of Price Enterprises common stock as a contribution to the Price Family Charitable Trust.

          2. On November 14, 1997, Sol Price, as Trustee of the Sol and Helen Price Trust, transferred 1,020,410 shares of Price Enterprises common stock as a contribution to the Price Family Charitable Trust.

          3. Between June 5, 1997 and November 10, 1997, as co-trustee of the Joseph and Dorothy Goldberg Trust, I sold 25,000 shares of Price Enterprises common stock on the open market at prices ranging from $17.875 to $22.50 per share for total consideration of $497,687.50.

          4. On October 10, 1997, Sol Price, as Trustee of the Sol and Helen Price Trust, made a bona fide gift of 9,000 shares to sixteen
               (16) individuals.

          5. On December 4, 1996, Sol Price as Trustee of The Price Family Charitable Trust transferred 2,500,000 shares as a contribution to The Price Family Charitable Fund (formerly the Sol and Helen Price Foundation).

          6. On December 4, 1996, Sol Price as Trustee of the Sol and Helen Price Trust made a bona fide gift of 500 shares to two (2) individuals.

          7. On June 14, 1996, Sol Price as Trustee of the Sol and Helen Price Trust made a bona fide gift of 2,500 shares to two (2) individuals.

          8. On January 2, 1996, Sol Price as Trustee of the Sol and Helen Price Trust made a bona fide gift of 1,300 shares to two (2) individuals.

          9. On December 20, 1995, Sol Price as Trustee of the Sol and Helen Price Trust made a bona fide gift of 4,200 shares to thirteen
               (13) individuals.

          10. On September 5, 1995, Sol Price consented to act as successor Co-Trustee of the Earle I. and Marion Brodie Trust. The Trust owned 34,950 shares of common stock of Price Enterprises, Inc., at that time. Pursuant to the terms of the Trust Agreement, the assets were subsequently split into Trust I which continued to hold the 34,950 shares and Trust II. Trust I was later renamed the Marion Brodie Trust. As Co-Trustee, Sol Price has shared voting and disposition powers over these shares. However, Sol Price disclaims beneficial ownership of these shares.

          11. On April 22, 1996, Sol Price was appointed Attorney-in-Fact by Dorothy Goldberg, Trustee, of the Joseph and Dorothy Goldberg Trust. The Trust owned 159,300 shares of Price Enterprises, Inc., at that time. Mrs. Goldberg passed away on June 16, 1996, at which time Sol Price became a Co-Trustee of the Trust. As Co-Trustee, Sol Price has shared voting and dispositive powers over these shares. However, Sol Price disclaims beneficial ownership of these shares.

          12. Between November 10, 1997 and March 31, 1998, the co-trustees of the Joseph and Dorothy Goldberg Charitable Trust, with Sol Price abstaining, sold or made gifts of 34,400 shares.

          13. On December 31, 1997, the Price Family Charitable Fund, of which Sol Price is a director, received 122,080 shares from the Pearl Effron Trust A per the decedent's bequest.

          14. On May 1, 1998, the Price Family Charitable Fund, of which I am a director, sold 15,000 shares to one individual for $278,437.

          15. On May 21, 1998, the Price Family Charitable Fund, of which I am a director, made gifts of an aggregate of 552,500 shares to three charitable organizations.

          16. On May 15, 1998, the Price Family Charitable Trust, of which I am a trustee, sold an aggregate of 620,000 shares to nine individuals for $20.50 per share. In each case, the purchaser paid $3 per share in cash and $17.50 per share by delivering to the Price Family Charitable Trust a non-recourse note due May 2002 and bearing interest at 8% per annum, payable quarterly. Each note is secured by a pledge of the purchased shares to the Price Family Charitable Trust. The Price Family Charitable Trust does not have the right to vote or dispose of the pledged shares under any of the pledge agreements prior to a default under the applicable note.

          17. On May 15, 1998, the Price Charitable Remainder Trust, of which I am a trustee, sold an aggregate of 202,000 shares to ten individuals for $20.50 per share. In each case, the purchaser paid $3 per share in cash and $17.50 per share by delivering to the Price Charitable Remainder Trust a non-recourse note due May 2002 and bearing interest at 8% per annum, payable quarterly. Each note is secured by a pledge of the purchased shares to the Price Charitable Remainder Trust. The Price Charitable Remainder Trust does not have the right under any of the pledge agreements to vote or dispose of the pledged shares prior to a default under the applicable note.

          18. On May 21, 1998, the Price Charitable Remainder Trust, of which I am a trustee, sold an aggregate of 50,000 shares to five individuals for $20.50 per share. In each case, the purchaser paid $3 per share in cash and $17.50 per share by delivering to the Price Charitable Remainder Trust a non-recourse note due May 2002 and bearing interest at 8% per annum, payable quarterly. Each note is secured by a pledge of the purchased shares to the Price Charitable Remainder Trust. The Price Charitable Remainder Trust does not have the right under any of the pledge agreements to vote or dispose of the pledged shares prior to a default under the applicable note.

          19. Between April 1, 1998 and May 15, 1998, the co-trustees of the Joseph and Dorothy Golberg Charitable Trust, with Sol Price abstaining, sold 12,000 shares.

          20. Between May 18, 1998 and July 20, 1998, the co-trustees of the Joseph and Dorothy Goldberg Charitable Trust, with Sol Price abstaining, sold 26,000 shares in the open market.

          21. On August 21, 1998, the Price Family Charitable Fund, of which I am a director, made gifts of an aggregate of 1,947,500 shares to two charitable organizations.

          22. On September 10, 1998, The Price Family Charitable Fund, of which Sol Price is a director, made gifts of an aggregate of 107,580 shares to one charitable organization.

          23. On October 1, 1998, The Price Family Charitable Trust, of which Sol Price is a trustee, distributed 450,000 shares to the Sol and Helen Price Trust as part of a unitrust payment.

          24. On October 23, 1998, the Company accepted for payment 2,382,041 shares tendered by The Price Family Charitable Trust, of which Sol Price is a trustee, pursuant to the Company's $5.50 per share self tender offer for shares of its Common Stock.

          25. Between November 1998 and December 1998, the Co-trustees of the Joseph and Dorothy Goldberg Charitable Trust, with Sol Price abstaining, sold 14,000 shares on the open market.

          26. On January 4, 1999, The Price Family Charitable Trust, of which Sol Price is Trustee, distributed 640,000 shares to the Sol and Helen Price Trust as a quarterly unitrust distribution.

          27. On January 4, 1999, The Price Charitable Remainder Trust, of which Sol Price is trustee, distributed 50,000 shares to the Sol and Helen Price Trust as a quarterly unitrust distribution.

          28. On April 29, 1999, The Sol and Helen Price Trust of which Sol Price is Trustee, contributed 1,139,950 shares to the Price Family Charitable Trust.

          29. On April 29, 1999, The Sol and Helen Price Trust, of which Sol Price is Trustee, made a gift of 50 shares to an individual.

          30. On May 12, 1999, The Price Family Charitable Trust, of which Sol Price is Trustee, entered into an agreement to conditionally sell 2,213,079 shares to Excel Legacy Corporation for $8.50 per share. A copy of such agreement is attached hereto as Exhibit 1.

          31. On May 12, 1999, The Price Charitable Remainder Trust, of which Sol Price is a Trustee, entered into an agreement to conditionally sell 308,490 shares to Excel Legacy Corporation for $8.50 per share.

          32. On May 12, 1999, The Marion Brodie Trust, of which Sol Price is a Trustee, entered into an agreement to conditionally sell 34,950 shares to Excel Legacy Corporation for $8.50 per share.

          33. On or about May 12, 1999, certain shareholders of Price Enterprises, Inc. granted a limited power of attorney to Sol Price in his capacity as trustee of the Price Charitable Remainder Trust, the Price Family Charitable Trust and/or the Marion Brodie Trust, to sign an agreement with Excel Legacy Corporation to conditionally sell such stockholder's shares of Common Stock to Excel Legacy Corporation for $8.50 per share and to file a Schedule 13D on such stockholder's behalf with respect thereto. A copy of the form of such limited power of attorney is attached hereto as Exhibit 2.

          34. As a result of such limited powers of attorney granted to Sol Price, Sol Price may be deemed to have formed a"group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b)(1) thereunder, with each of the shareholders who have granted such limited powers of attorney and each of the shareholders (including the Price Charitable Remainder Trust, the Price Family Charitable Trust and the Marion Brodie Trust) who have signed or will sign the agreement with Excel Legacy Corporation referred to above. Sol Price expressly declares that the filing of this Amendment No. 8 to Schedule 13D shall not be construed as an admission by him or any such stockholder that any such group has been formed. A separate
               Schedule 13D will be filed by Sol Price and each of the shareholders of Price Enterprises, Inc. who have executed such agreement with Excel Legacy Corporation or who have granted such limited powers of attorney to Sol Price.


          35. On November 16, 1999, The Price Family Charitable Trust, of which Sol Price is Trustee, exchanged 2,213,079 shares to Excel Legacy Corporation for $8.50 per share, plus interest, paid in a combination of cash, convertible debentures, and senior notes.

          36. On November 16, 1999, The Price Charitable Remainder Trust, of which Sol Price is Trustee, exchanged 308,490 shares to Excel Legacy Corporation for $8.50 per share, plus interest, paid in a combination of cash, convertible debentures, and senior notes.

          37. On November 16, 1999, The Marion Brodie Trust, of which Sol Price is a Trustee, exchanged 34,950 shares to Excel Legacy Corporation for $8.50 per share, plus interest, paid in a combination of cash, convertible debentures, and senior notes.

          38. On November 16, 1999, The Dorothy Goldberg Charitable Trust, of which Sol Price is a Trustee, exchanged 34,950 shares to Excel Legacy Corporation for $8.50 per share, plus interest, paid in a combination of cash, convertible debentures, and senior notes.

     d)   N/A
     e)   N/A

6.   CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER




On September 1, 1999, Sol Price, as trustee, agreed that The Sol and Helen Price Trust would make a five-year secured loan to Excel Legacy Corporation ("Legacy") in the principal amount of up to $30 million in connection with Legacy's exchange offer for Price Enterprises, Inc. ("Enterprises") common stock. On October 6, 1999, Legacy and The Sol and Helen Price Trust entered into a note purchase agreement and related pledge agreement that documented the loan of up to $30.0 million and Legacy's pledge of shares of Enterprises common stock held by it to secure the loan. On November 12, 1999, The Sol and Helen Price Trust loaned Legacy approximately $27.4 million under the note purchase agreement. The loan bears interest at the London interbank offered rate (LIBOR) plus 1.5%. Legacy used these funds for a portion of the cash consideration required in the exchange offer. Legacy has granted the Trust, as security for Legacy's obligations under the loan, a second priority security interest in 6,051,409 shares of Enterprises common stock securing debentures and notes issued by Legacy in the exchange offer and a first priority security interest in the remaining 6,102,880 shares of Enterprises common stock held by Legacy. The loan is non-recourse, so the Trust may look only to the Enterprises common stock for repayment of the loan. The Trust does not have the right to vote or dispose of the pledged securities under the pledge agreement prior to a default under the note purchase agreement.


On August 17, 1998, Price Enterprises, Inc. made a pro rata distribution of one share of 8 3/4% Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock") on each share of Common Stock outstanding on July 30, 1998. For information about Sol Price's beneficial ownership of Series A Preferred Stock, see the separate Schedule 13D, as may be amended from time to time, regarding such ownership.



7.   EXHIBITS




Exhibit 1: Note Purchase Agreement, dated as of October 6, 1999, between Excel Legacy Corporation and The Sol and Helen Price Trust, including form of Secured Promissory Note and form of Pledge Agreement (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed November 11, 1999 by Excel Legacy Corporation).


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 17, 1999                      /s/ Sol Price
--------------------------------       -----------------------------------------
Date                                   Sol Price